June 9, 2020

Via EDGAR and E-mail

U.S. Securities and Exchange Commission,

     Division of Corporation Finance,

         100 F. Street, N.E.,

             Washington, D.C. 20549-7010.

Attn:	Ernest Greene
Sherry Haywood
Anne McConnell
Asia Timmons-Pierce

Re:	CPG Newco LLC
(to be converted into a corporation and renamed The AZEK Company Inc.)
Registration Statement on Form S-1, as amended (File No. 333-236325)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CPG Newco LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1, Registration Number 333-236325 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 PM, Eastern Daylight Time, on June 11, 2020, or as soon thereafter as practicable. The Company hereby authorizes John L. Savva of Sullivan & Cromwell LLP, counsel to the Company, to modify or withdraw this request on its behalf.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John L. Savva at Sullivan & Cromwell LLP via telephone at (650) 461-5610.

* * *

Very truly yours, CPG Newco LLC

By:	/s/ Paul Kardish Name: Paul Kardish Title: Chief Legal Officer